TFK Distribution LLC.

REVIEWED FINANCIAL STATEMENTS

Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS

DFMM&C
Certified Public Accountants
1004 29th Avenue North, Suite A Myrtle Beach, SC 29577
www.grandstrandcpas.com
843.448.2019 • Fax: 843.448.8589

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors

TFK Distribution LLC

Conway, South Carolina

We have reviewed the accompanying financial statements of TFK Distribution LLC, which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of TFK Distribution LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Duncan, Farmer, McIlrath, Marlowe & Cole PA

Myrtle Beach, South Carolina

January 21, 2026

TFK Distribution LLC
Balance Sheets
December 31, 2025 and 2024

		2025		2024
ASSETS				
Current Assets				
Cash	$	5,452	$	8,476
Inventory		73,131		73,618
TOTAL CURRENT ASSETS		78,583		82,094
TOTAL ASSETS	$	78,583	$	82,094
LIABILITIES AND MEMBER'S EQUITY				
CURRENT LIABILITIES				
Shopify credit card	$	18,374	$	-
Other credit card		2,049		(2,500)
TOTAL CURRENT LIABILITIES		20,423		(2,500)
LONG-TERM LIABILITIES				
Jo Jo Enterprises, Inc. loan	$	87,679	$	-
Loan from members		628,283		167,500
Shopify loan		46,964		-
TOTAL LONG-TERM LIABILITIES		762,926		167,500
TOTAL LIABILITIES		783,349		165,000
MEMBER'S EQUITY				
Capital	$	(704,766)	$	(82,906)
TOTAL MEMBER'S EQUITY		(704,766)		(82,906)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	78,583	$	82,094

TFK Distribution LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
Years Ended 2025 and 2024

	2025	2024
EARNED REVENUES	$ 1,707,596	$ 126,293
COST OF GOODS SOLD	1,112,793	7,722
GROSS PROFIT	594,802	118,570
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	176,340	14,099
Auto	5,460	1,017
Bank and Merchant Fees	1,583	125
Contract Labor	203,524	-
Dues and Subscriptions	11,204	-
Insurance	27,087	1,861
Interest	40,731	4,318
Payroll	435,421	93,594
Merchant Fees	94,812	253
Postage	148,660	6,597
Professional Fees	1,323	-
Rent	36,841	3,554
Supplies	1,603	66,207
Taxes Paid	5,768	-
Telephone	1,026	84
Utilities	21,584	7,923
Travel	-	1,196
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES:	1,212,967	200,828
INCOME FROM OPERATIONS	(618,164)	(82,258)
OTHER INCOME / (LOSS)	(3,696)	(648)
TOTAL INCOME	$ (621,860)	$ (82,906)
BEGINNING MEMBER'S EQUITY	(82,906)	-
ENDING MEMBER'S EQUITY	$ (704,766)	$ (82,906)

TFK Distribution LLC
STATEMENT OF CASH FLOWS
Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (621,860)	$ (82,906)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease (increase) in:		
Inventory	487	(73,618)
Increase (decrease) in:		
Accounts payable	22,923	(2,500)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(598,450)	(159,024)
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term loans		
Jo Jo Enterprises Loan	87,679	-
Loan From Member	460,783	167,500
Shopify Loan	46,964	-
Repayment of long term debt		
Jo Jo Enterprises Loan	-	-
Loan From Member	-	-
Shopify Loan	-	-
NET CASH (USED) BY FINANCING ACTIVITIES	595,426	167,500
NET INCREASE IN CASH	(3,024)	8,476
BEGINNING CASH	8,476	-
ENDING CASH	$ 5,452	$ 8,476
Interest Expense	$ 40,731	$ 4,318

TFK Distribution LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates, from the south east coast of South Carolina, a manufacturing company with its main office located at 201 E Cox Ferry Rd, Conway, SC 29576. The Company's primary business is manufacturing foldable kayaks to sell.

Inventories

Inventories consist primarily of completed kayaks, raw goods, and resale items, and are stated at the lower of cost (first-in, first-out) or market value.

Accounts Payable

Accounts payable are normal trade payables and do not include officer, employee or related party payables. The amounts due are current.

Income Taxes

TFK Distribution LLC is organized as a Limited Liability Company (LLC). For federal and applicable state income tax purposes, the LLC is treated as a pass-through entity. As a result, the Company itself is not subject to federal income taxes. Instead, the taxable income or loss of the Company is reported directly by the members on their individual tax returns.

Because the Company's income is taxed at the member level, no provision for federal income tax has been included in these financial statements. The Company's policy is to recognize state or local taxes only to the extent that the LLC is subject to such taxes directly (e.g., franchise taxes, gross receipts taxes, or other entity-level assessments).

Cash and Cash Equivalents

At December 31, 2025 and 2024, cash consists of petty cash, monies held in checking accounts, and business investor's deposit accounts.

Revenue and Cost Recognition

The Company recognizes revenue in accordance with its revenue recognition policy, which requires that revenue be recorded when control of goods has transferred to the customer and the earnings process is considered complete. For the Company, this occurs at the point of sale.

NOTE B – GOING CONCERN

The accompanying interim financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2025, the Company has experienced recurring operating losses, declining revenues, and liquidity constraints. In addition, the Company has dependence on ongoing financing due within the twelve-month period following the issuance of these financial statements.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Management has evaluated events and conditions that may mitigate the foregoing matters and has developed plans intended to improve the Company's liquidity position. These plans include seeking additional equity and/or financing, negotiating extensions of debt maturities, reducing operating costs, and increasing revenues. While management is actively pursuing these plans, they are not considered probable of being effectively implemented and mitigating the conditions that raise substantial doubt within the required evaluation period.

The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE C – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash deposit accounts at commercial banks. At times, the account balances may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025 the Company's uninsured cash balances total $0.

NOTE D – BORROWINGS

The Company had no short-term loans as of December 31, 2025.

The Company had three long-term loans as of December 31, 2025, totaling to $762,926, with the "Jody Lavender Loan" being a member loan.

The "Jo Jo Loan" and "Jody Lavender Loan" have no repayment schedules as of December 31, 2025. Inversely, the "Shopify Loan" is due within 1 year having a 12% interest rate with a 17% of sales repayment schedule.

NOTE E – INTEREST EXPENSE

The total amount of interest expense incurred was $40,731 for 2025.

NOTE F – SUBSEQUENT EVENTS

Subsequent events were evaluated and management has reviewed any changes through January 21, 2026, which is the date the financial statements were available to be issued. Management had not found any reportable subsequent event as of that date.